

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 29, 2015

Via E-mail
Mr. Eric D. Major
President and Chief Executive Officer
K2M Group Holdings, Inc.
751 Miller Drive SE
Leesburg, Virginia 20175

> **Re: K2M Group Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 18, 2015**
> **Form 8-K dated August 4, 2015**
> **Filed August 4, 2015**
> **File No. 001-36443**

Dear Mr. Major:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 6. Selected Historical Consolidated Financial Data, page 68

1. In future filings, please include the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K for each year in which you present a non-GAAP measure.

Item 8. Financial Statements

Consolidated Balance Sheets, page 96

2. In future filings, please present the aggregate amount of goodwill as a separate line item in the balance sheets in accordance with FASB ASC 350-20-45-1.

Note 1. General and Summary of Significant Accounting Policies, page 101

3. In future filings, please include your accounting policy for loss contingencies. Refer to FASB ASC 235-10-50-1 and 450-20.

4. Please tell us the impact on your financial statements of the recall discussed on page 43. Tell us whether or not you provide any warranties with respect to your products and how you applied the accounting literature in determining the amount and timing of any related charges.

5. In future filings, please provide the disclosures required by FASB ASC 720-35-50-1(b) relating to your advertising expenses.

6. We note from your proxy statement filed April 29, 2015 that you have a qualified contributory retirement plan. In future filings, please provide the disclosures required by FASB ASC 715-70-50-1.

Foreign Currency Translation and Other Comprehensive Loss, page 102

7. In future filings, when explaining your accounting policies for foreign currency transactions, please explain how you measure the amount of any gains or losses. Refer to FASB ASC 235-10-50-1 and 830-20-35-2.

Form 8-K dated August 4, 2015

8. We note that you present forward looking non-GAAP financial measures such as Adjusted EBITDA for fiscal 2015. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery